Filed by Visa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Visa Inc.

(Commission File No. 333-143966)

NEWS RELEASE

Hans Morris Named President of Visa Inc.

SAN FRANCISCO, June 26, 2007—Visa announced today that Hans Morris has been appointed President of Visa Inc., effective September 1, 2007. Morris fills this newly created post following a distinguished career at Citi that spanned 27 years.

The organization will officially begin conducting business as Visa Inc. following a series of mergers involving Visa Canada, Visa USA and Visa International. Visa Europe will retain its member-owned association structure and will become a licensee of Visa Inc.

As President of Visa Inc., Morris will have responsibility for all of the company’s income-generating businesses. He will oversee the management of Visa Inc.’s global and local relationships with key stakeholders, including card issuers, merchants, merchant acquirers and third-party processors. In addition, Morris will have global responsibility for Visa’s marketing organization, including managing the Visa brand, one of the most recognized consumer brands in the world and the most recognized global financial services brand. All Visa Inc. regional client services organizations and regional presidents will report to Morris, as will the company’s global Chief Marketing Officer. He will be based in San Francisco and report directly to Visa Inc.’s Chairman and Chief Executive Officer, Joseph W. Saunders.

Morris, 48, is currently Chief Financial Officer of Citi Markets & Banking, a post he assumed in November 2002. Citi Markets & Banking encompasses the global capital markets, investment banking, corporate banking and corporate transaction services businesses.

As Chief Financial Officer, Morris leads the firm’s finance, technology and operations divisions. His responsibilities include managing a multibillion-dollar annual budget and a staff of 14,000 in more than 100 countries. During his career with Citi he held numerous leadership positions, including Vice Chairman, Chief Operating Officer and Head of Client Management at the Investment Banking division of Salomon Smith Barney.

Joe Saunders cited Morris’ deep experience working in the payments business as an investment banker, proven ability in leading high-performing global businesses and strong global reporting company experience as key factors leading to his selection.

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Morris joined Citi in 1980, after receiving his Bachelor of Arts degree from Dartmouth College. Currently residing in New York City, Morris will be relocating to San Francisco with his wife, college-aged son and high school-aged daughter.

Visa also announced today that John Philip Coghlan, President and Chief Executive Officer, Visa USA, has resigned. Coghlan led the U.S. region of Visa since July 2005. During that time he oversaw efforts to prepare Visa USA for its restructuring, undertaking a series of initiatives to enhance Visa’s financial performance and reporting. John Partridge, President of Inovant LLC, will assume the expanded responsibilities of interim President of Visa USA.

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About Visa: Visa operates the world’s largest retail electronic payments network providing processing services and payment product platforms. This includes consumer credit, debit, prepaid and commercial payments, which are offered under the Visa, Visa Electron, Interlink and PLUS brands. Visa enjoys unsurpassed acceptance around the world and Visa/PLUS is one of the world’s largest global ATM networks, offering cash access in local currency in more than 170 countries. For more information, visit www.corporate.visa.com.

Additional Information and Where You Can Find It:

This communication is being made in respect of the proposed restructuring. In connection with the proposed restructuring, Visa has filed and will be filing documents regarding the proposed transaction with the SEC, including a registration statement on Form S-4 containing a proxy statement-prospectus. We urge members to read the registration statement, the definitive proxy statement-prospectus regarding the proposed restructuring and any other relevant documents carefully and in their entirety when they become available because they will contain important information about the proposed restructuring. The definitive proxy statement-prospectus will be mailed to voting members of Visa International, Visa USA and Visa Canada. You may obtain copies of any of these documents filed with the SEC that contain information about the proposed restructuring free of charge at the Web site maintained by the SEC at www.sec.gov or from Visa Inc., Investor Relations, at P.O. Box 8999, San Francisco, California 94128-8999.

Forward-Looking Statements:

This press release contains forward-looking statements. These statements may be identified by the use of words such as “will,” “believes,” “anticipates,” “intends,” “estimates,” “expects,” “projects,” “plans” or similar expressions. Such forward-looking statements include, without limitation, statements about the proposed restructuring and related transactions, strategy, future operations, prospects, plans and objectives of management and events or developments that we expect or anticipate will occur. The forward-looking statements reflect Visa’s current views and assumptions and are subject to risks and uncertainties, which may cause actual and future results and trends to differ materially from the forward-looking statements, including but not limited to ability to obtain approval by Visa’s members for the proposed restructuring and related transactions; successful completion of the restructuring and related transactions; the outcome of legal proceedings; uncertainties inherent in operating internationally; and the impact of law and regulations. Many of these factors are beyond Visa’s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contact:	Paul Cohen Office: +1 415 932 2166 Visa Media Hotline: +1 415 932 2564